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SEC Mail Processing

FEB 23 2024

Washington, DC

SEC FILE NUMBER
8-51965

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Martin Wolf Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7000 E. Shea Blvd, Suite E130
(No. and Street)

Scottsdale	AZ	85254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martin Wolf	925-355-0110	mwolf@martinwolf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Wolf, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Martin Wolf Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

see notorial certificate attached

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VERIFICATION ON OATH OR AFFIRMATION

State of Arizona
County of Maricopa } ss.

Subscribed and sworn to (or affirmed) before me

this 19th day of Feb., 2024, by
Day Month Year

Martin Wolf
Name of Signer No. 1

Name of Signer No. 2 (if any)

EILEEN JOY
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 627531
Expires July 3, 2026

Eileen Joy
Signature of Notary Public - Eileen Joy

7/3/2026
Any Other Required Information (Residence, Expiration Date, etc.)

Place Notary Seal/Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Report

Document Date: 2/19/24 Number of Pages:

Signer(s) Other Than Named Above:

Martin Wolf Securities, LLC

Annual Audit Report

December 31, 2023

Martin Wolf Securities, LLC

December 31, 2023

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Martin Wolf Securities, LLC
Scottsdale, Arizona

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martin Wolf Securities, LLC, as of December 31, 2023, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Martin Wolf Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Martin Wolf Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 through 13 has been subjected to audit procedures performed in conjunction with the audit of Martin Wolf Securities, LLC's financial statements. The supplemental information is the responsibility of Martin Wolf Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C

LMHS, P.C.

We have served as the Martin Wolf Securities, LLC's auditor since 2023.
Norwell, Massachusetts

February 20, 2024

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Martin Wolf Securities, LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash and cash equivalents	$	172,000
Accounts receivable, net of allowance		914,493
Prepaid expense		1,443
Total Assets	$	1,087,936

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	20,703
Deferred revenue		25,833
Total Liabilities		46,536
Member's Equity		1,041,400
Total Liabilities and Member's Equity	$	1,087,936

See accompanying notes.

Martin Wolf Securities, LLC

Statement of Income

For the Year Ended December 31, 2023

Revenue		
Investment banking fees	$	3,763,029
Interest and other income		27,302
Total Revenue		3,790,331
Expenses		
Bad debt expense		555,373
Professional fees		43,922
Regulatory fees		25,225
Operating expenses		25,604
Total Expenses		650,124
Net Income	$	3,140,207

See accompanying notes.

Martin Wolf Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2023

January 1, 2023	$	1,141,693
Distributions		(3,240,500)
Net income		3,140,207
December 31, 2023	$	1,041,400

See accompanying notes.

Martin Wolf Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net income	$	3,140,207
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable, net of allowance		(25,925)
Prepaid expenses		(82)
Increase (decrease) in:		
Accounts payable and accrued expenses		(13,038)
Unearned income		13,333
Due to member		(4,200)
Net Cash Provided by Operating Activities		3,110,295
Cash Flows from Financing Activities		
Distributions		(3,240,500)
Net Cash Used in Financing Activities		(3,240,500)
Net decrease in Cash and Cash Equivalents		(130,205)
Cash and cash equivalents at beginning of year		302,205
Cash and Cash Equivalents at End of Year	$	172,000

See accompanying notes.

1. Organization

Martin Wolf Securities, LLC (the "Company") was organized as a California limited liability company on June 25, 1999 and terminates on June 25, 2029 unless extended or terminated sooner. In 2018, the Company became an Arizona limited liability company. The Company is a wholly owned subsidiary of Martin Wolf Associates Inc. ("MWA") and operates in Scottsdale, Arizona. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. The Company has provided an allowance for doubtful accounts of $562,500 at December 31, 2023.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2021.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2023, the Company's net capital was $125,464 which exceeded the requirement by $120,464 and the Company's ratio of aggregate indebtedness of $46,536 to net capital was 37%.

5. Risk Concentration

Due to the nature of the merger and acquisition business, the Company's investment banking fees during the year were primarily the result of a few transactions. Approximately 62% of revenue was generated from three customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

6. Related Party Transaction

MWA provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous. At December 31, 2023, nothing was due to MWA for reimbursable expenses collected on its behalf.

7. **Revenue from Contracts with Customers:**

In accordance with ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment banking fees: The Company provides advisory services on mergers and acquisitions (M&A). The fees are either fixed or variable. The variable consideration cannot be determined until after a transaction closes and are based on a percentage of the transaction value. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Success fees: The Company recognizes success fees at a point in time when a transaction is completed. Success fees are typically variable and recognized at a point in time when the customer obtains the control and benefit of service and the related performance obligation been satisfied.

Commitment and retainer fees: Commitment and retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's customers simultaneously receive and consume the benefits of those services as they are provided.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended December 31, 2023:

Revenues from contracts with customers:	
Investment banking fees	
Success fees	$ 3,207,838
Commitment and retainer fees	555,192
Expense reimbursement and interest income	27,301
Total revenue	$ 3,790,331

7. Revenue from Contracts with Customers (Continued):

Contract Balances

Income is recognized upon completion of the related performance obligation when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $888,567 and $914,493 as of January 1, 2023 and December 31, 2023 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue related to contracts with customers totaled $12,500 and $25,833 as of January 1, 2023 and December 31, 2023 respectively.

The Company recognizes revenue from expense reimbursements on a gross basis and includes this income in investment banking fees on the accompanying statement of income. Direct costs to obtain or fulfill a contract are evaluated under the criteria for capitalization. There were no capitalized costs at December 31, 2023.

8. Subsequent Events

The Company has evaluated subsequent events through February 20, 2024, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Martin Wolf Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2023

Net Capital		
Total member's equity	$	1,041,400
Less: Non-allowable assets		
Accounts receivable		914,493
Prepaid expenses		1,443
Total non-allowable assets		915,936
Net capital before haircuts		125,464
Less: haircuts		0
Net Capital	$	125,464
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $46,536 or $5,000, whichever is greater		5,000
Excess Net Capital	$	120,464

Aggregate Indebtedness	$	46,536
Ratio of Aggregate Indebetdness to Net Capital		37.09%

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A5 as of December 31, 2023)

There were no material differences noted in the Company's net capital computation at December 31, 2023

See Report of Independent Registered Public Accounting Firm.

Martin Wolf Securities, LLC
Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2023

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2023

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Martin Wolf Securities, LLC
Scottsdale, Arizona

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Martin Wolf Securities, LLC stated that Martin Wolf Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Martin Wolf Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Martin Wolf Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Martin Wolf Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Martin Wolf Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C

LMHS, P.C.

We have served as Martin Wolf Securities, LLC's auditor since 2023.
Norwell, Massachusetts

February 20, 2024

15c3-3 EXEMPTION REPORT

February 20, 2024

I, Martin D. Wolf, President of Martin Wolf Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions, but it only engages in merger and acquisition advisory services and does not hold customer funds or securities.

2. The Company met this exemption from 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2023 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the exemption from 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Martin D. Wolf
President

MDW/lty